Exhibit 1.A.(5)(c)

Monarch Life Insurance Company Springfield, Massachusetts

Death Benefit Proceeds Payment Rider

This rider gives the owner the right to apply under the Additional Payment Option of this policy all or part of the death benefit proceeds payable to you as beneficiary under another variable life insurance policy issued by us.

In this rider, the phrase other policy refers to the variable life insurance policy issued by us under which you are to receive the death benefit proceeds in a single sum as the sole beneficiary.

Requirements for Payment	•	A satisfactory written request must be received by us within 90 days of the death of the insured of the other policy while you are alive.

	•	We will not require evidence of insurability if the amount of additional payment is less than the maximum amount shown in Policy Schedule 1.

	•	You must be the owner of this policy or become the owner of this policy upon the death of the insured under the other policy.

	•	You must not be less than 20 years of age nor more than 75 years of age on the date of the additional payment under this policy.

	•	You must be the spouse of the insured and beneficiary under the other policy.

	•	You must have been the beneficiary under the other policy for the lesser of three years or the period from the policy date of the other policy.

About The Additional Payment	•	The premium loading and deferred policy loading will be as shown for an additional payment in Policy Schedule 2.

	•	The additional payment that we accept will increase the policy values and will be allocated among the investment divisions as provided for under the Additional Payment Option of this policy.

When This Rider Ends	This rider will end on the earliest of the following:

• Upon written request from the owner;

• The policy anniversary nearest your 75th birthday;

• 90 days after the death of the insured of the other policy; or

• The date this policy ends.

This rider is part of the policy to which it’s attached.

Secretary	President

DBP86-S	77